UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2005

Korea Electric Power Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

167,Samseong-Dong, Gangnam-Gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities
Exchange Act of 1934, as amended, including by reference in the Registration
Statement on Form F-3 (Registration No. 33-99550) and the Registration
Statement on Form F-3 (Registration No. 333-9180).

December 13, 2005

The board of directors of Korea Electric Power Corporation ("KEPCO") passed the resolution on December 9, 2005 to accept the offer by the Ministry of
Defense of Korea to make a contribution in kind of certain electric facilities that have been under the management of the Ministry of Defense. Pursuant to applicable laws of Korea, the value of the contribution has been evaluated to be Won 27,949,024,800 in return for which KEPCO will issue 819,139 shares of common stock or 0.13% of total outstanding shares of common stock to the
Government of Korea who owns 24.0% (54.0%, including indirect ownership), with the implied value of our common stock being Won 34,120 per share.

The Ministry of Defense is expected to complete the contribution on December
28, 2005 in return for which KEPCO is planning to issue new stocks on January
14, 2006. The newly issued stock will be eligible for dividends starting from
January 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

Date: December 13, 2005	By:	Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Chief Financial Officer